UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

ProUroCare Medical Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

74373C 10 7

(CUSIP Number)

James L. Davis

6446 Flying Cloud Drive

Eden Prairie, MN  55344

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No: 74373C 10 7

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (Entities Only): James L. Davis NOT APPLICABLE

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 2,377,973

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 2,377,973

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,377,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 25.2%

14.	Type of Reporting Person: IN

CUSIP No: 74373C 10 7

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Davis & Associates Inc 41-0975255

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 80,664

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 80,664

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person: EP

CUSIP No: 74373C 10 7

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): The Davis & Associates Inc. 401K PSP. 41-0975255

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 165,978

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 165,978

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 165,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person: CO

CUSIP No: 74373C 10 7

Item 1.          Security and Issuer:

This statement relates to the shares of Common Stock, $0.00001 par value per share (the “Shares”) of ProUroCare Medical Inc., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 5500 Wayzata Boulevard, Suite 310, Wayzata, MN  55416.

Item 2.          Identity and Background:

(a)           This statement is filed jointly by James L. Davis, a resident of the United States, the Davis and Associates, Inc., 401K PSP, a profit sharing plan (the “Davis 401K”) and Davis & Associates Inc., a Minnesota corporation (“Davis Associates,” and collectively with the foregoing, the “Reporting Persons”).  Mr. Davis is the sole Trustee of the Davis 401K and the sole shareholder, director and officer of Davis Associates.

(b)           The principal business address of each Reporting Person is 6446 Flying Cloud Drive, Eden Prairie, MN  55344.

(c)           The Davis 401K is a tax-qualified profit sharing plan for the benefit of the employees of Davis Associates.  The principal business of Mr. Davis and Davis Associates is as manufacturer’s representatives in the commercial lighting business.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Davis is a citizen of the United States.  Davis Associates is a corporation formed under the laws of the State of Minnesota.  The Davis 401K is a trust formed under the laws of the State of Minnesota.

Item 3.          Source and Amount of Funds or Other Consideration:

Funds used for the purchase of the Shares reported herein were derived from the personal funds of Mr. Davis, available working capital of Davis Associates and funds available for investment in the Davis 401K.  A total of $1,095,000 was paid to acquire such Shares.

Item 4.          Purpose of Transaction:

The Reporting Persons acquired the Shares reported herein for investment purposes in private placements by the Issuer.  Mr. Davis and the Issuer are currently in discussions regarding a potential financing arrangement with the Issuer under which Mr. Davis may be issued some additional Shares.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, namely:

(a)     the acquisition of additional securities of the Issuer, or the disposition of securities of the issuer;

(b)     an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)     a sale or transfer of a material amount of assets of the Issuer;

CUSIP No. 74373C 10 7

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the issuer;

(f)      any other material change in the Issuer’s business or corporate structure;

(g)     changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

(i)      a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)      any action similar to any of those enumerated above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer:

(a)           As of the close of business on February 20, 2009, the Reporting Persons beneficially owned 2,377,973 Shares, constituting approximately 25.2%of the outstanding Shares of the Issuer.  Each of Mr. Davis, Davis Associates and the Davis 401K may be deemed to be a beneficial owner of all of these Shares for purposes of filing this Schedule 13D; however, each Reporting Person disclaims beneficial ownership in such shares, except to the extent of its own pecuniary interest therein. .

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 9,150,048 Shares outstanding, which is the total number of Shares outstanding as of February 20, 2009, according to the transfer agent of the Issuer.

CUSIP No. 74373C 10 7

(b) By virtue of his direct and indirect control of Davis Associates and the Davis 401K, Mr. Davis is deemed to have sole voting and dispositive powers with respect to all of the Shares shown below.

Name	Number of Shares	% of Shares Outstanding
James L. Davis (1)	2,377,973	25.2%
Davis &Associates Inc. (2)	80,664	0.9%
Davis & Associates 401K PSP (3)	165,978	1.8%

(1)  Includes 1,141,801 Shares owned by Mr. Davis and 989,530 Shares that could be acquired within 60 days of the date of filing of this Schedule 13D pursuant to the exercise of warrants or conversions of debt held by Mr. Davis, and also includes 165,978 Shares beneficially owned by the Davis 401K and 80,664 Shares beneficially own by Davis Associates.

(2)  Includes 43,182 shares currently available upon exercise of warrants.

(3)  Includes 91,014 shares currently available upon exercise of warrants.

(c)           Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit 99.1 hereto and is incorporated herein by reference.

(d)           No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Davis has agreed with the underwriter for the Issuer’s public offering that closed on January 12, 2009, that for a period of 365 days following January 7, 2009, he will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of his Shares or any securities convertible into or exchangeable for Shares; provided, however, that 709,672 of the Shares held by Mr. Davis are subject to a 180-day lock-up period rather than 365 days.  The underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the Shares from the restrictions of such agreement.  In determining whether to release Shares from the restrictions, the underwriter may consider, among other factors, the financial circumstances applicable to Mr. Davis’ request to release Shares and the number of Shares that Mr. Davis requests to be released.  There are currently no agreements between the underwriter or Mr. Davis releasing him from such agreement before the expiration of the applicable period.

Item 7.          Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Schedule of Share Acquisitions Within past 60 days

99.2	Joint Filing Agreement dated February 23, 2009

99.3

Form of warrant to acquire shares of common stock issued to lenders in connection with $100,000 promissory note, dated November 29, 2006 and January 3, 2007 (incorporated by reference to Exhibit 4.17 to the Issuer’s Annual Report on Form 10-KSB filed March 30, 2007)

99.4

Form of warrants to acquire shares of common stock issued in favor of subscribers of the Issuer’s Investment Unit offering dated January 18 and January 23, 2007 (incorporated by reference to Exhibit 4.18 to the Issuer’s Annual Report on Form 10-KSB

CUSIP No. 74373C 10 7

filed March 30, 2007)

99.5

Form of revised Convertible Subordinated Debenture in replacement of Convertible Subordinated Debentures dated February 17 and February 28, 2006 (incorporated by reference to Exhibit 4.23 to the Issuer’s Annual Report on Form 10-KSB filed March 30, 2007)

99.6	Form of Amendment No. 1 to Convertible Subordinated Debentures dated December 28, 2007 (incorporated by reference to Exhibit 4.15 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008)

99.7	Form of warrant issued pursuant to Issuer’s 2007 Private Placement dated December 27, 2007 (incorporated by reference to Exhibit 4.16 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008)

99.8	Warrant dated December 27, 2007 (incorporated by reference to Exhibit 4.17 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008)

99.9	Form of warrants dated April 3, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008)

99.10	Form of Origination Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.22 to the Issuer’s Form S-1 filed September 19, 2008)

99.11	Form of Put Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.23 to the Issuer’s Form S-1 filed September 19, 2008)

99.12	Warrant dated September 25, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed October 23, 2008)

99.13	Form of Warrant dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.28 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008)

99.14	Form of Unit Certificate dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.29 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008)

99.15	Convertible Note dated December 27, 2007 (incorporated by reference to Exhibit 10.46 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008)

99.16

Form of Convertible Note issued pursuant to Issuer’s private placement dated December 27, 2008 (incorporated by reference to Exhibit 10.45 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008)

99.17	Form of Promissory Note issued dated April 3, 2008 (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008)

99.18	Form of Amendment No. 1 to Promissory Note issued dated April 3, 2008 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed September 16, 2008)

99.19	Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 10.43 to the Issuer’s Form S-1 filed September 19, 2008)

99.20

Form of Convertible Promissory Note issued pursuant to Issuer’s exercise of its put right pursuant to the Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 10.44 to the Issuer’s Form S-1 filed September 19, 2008)

CUSIP No. 74373C 10 7

99.21	Convertible Promissory Note dated September 25, 2008 (incorporated by reference to Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q filed October 23, 2008)

CUSIP No. 74373C 10 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2009

/s/James L. Davis		Davis and Associates, Inc.
James L. Davis
		By:	/s/James L. Davis
Name: James L. Davis
The Davis & Associates, Inc. 401K PSP		Title: President

By:	/s/James L. Davis
Name: James L. Davis
Title: Trustee